Exhibit 99.2

Consolidated Financial Statements

Management’s Responsibility for Financial Statements

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for the preparation and presentation of the consolidated financial statements together with all operational and other financial information contained in the consolidated financial statements. The consolidated financial statements have been prepared by Management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and utilize the best estimates and careful judgments of Management, where appropriate. Operational and other financial information presented is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal controls designed to provide reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Corporation’s operating and financial results within acceptable limits of materiality, that all other operational and financial information presented is accurate, and that the Corporation’s assets are properly safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfills its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with Management, the external auditor, and the internal auditor to discuss internal controls over financial reporting processes, auditing matters and various aspects of financial reporting. The Audit Committee reviewed the consolidated financial statements with Management and the external auditor, and recommended approval to the Board of Directors. The Board of Directors has approved these consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Professional Accountants, appointed by the shareholders as the external auditor of the Corporation, has audited the consolidated statement of financial position as at December 31, 2017 and 2016, and the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2017 and 2016. The external auditor conducted their audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have unlimited and unrestricted access to the Audit Committee.

Andy J. Mah	Craig Blackwood
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer
March 5, 2018

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Management’s Report on Internal Control over Financial Reporting

The Management of Advantage Oil & Gas Ltd. is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision of our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, we have concluded that as of December 31, 2017, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the Corporation’s independent firm of Chartered Professional Accountants, was appointed by the shareholders to audit and provide an independent opinion on both the consolidated financial statements and the Corporation’s internal control over financial reporting as at December 31, 2017, as stated in their Report of Independent Registered Public Accounting Firm. PricewaterhouseCoopers LLP has provided such opinion.

Andy J. Mah	Craig Blackwood
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer
March 5, 2018

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Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Advantage Oil and Gas Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying Consolidated Statement of Financial Position of Advantage Oil & Gas Ltd. and its subsidiaries, (together, the “Company”) as of December 31, 2017 and December 31, 2016, and the related Consolidated Statements of Comprehensive Income (Loss), Changes in Shareholders’ Equity and Cash Flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP
Suncor Energy Centre, 111 5 Avenue SW, Suite 3100, East Tower, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

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“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Calgary, Alberta, Canada

March 5, 2018

We have served as the Company’s auditor since 2007.

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Consolidated Statement of Financial Position
(thousands of Canadian dollars)	Notes	December 31, 2017	December 31, 2016

ASSETS
Current assets
Cash and cash equivalents	5	$6,916	$-
Trade and other receivables	6	28,678	26,305
Prepaid expenses and deposits		1,602	1,681
Derivative asset	9	33,093	730
Total current assets		70,289	28,716

Non-current assets
Derivative asset	9	17,777	1,448
Exploration and evaluation assets	7	22,143	16,012
Property, plant and equipment	8	1,580,973	1,450,283
Total non-current assets		1,620,893	1,467,743
Total assets		$1,691,182	$1,496,459

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$51,004	$34,153
Derivative liability	9	111	13,812
Total current liabilities		51,115	47,965

Non-current liabilities
Derivative liability	9	-	10,912
Bank indebtedness	10	208,978	153,102
Decommissioning liability	11	46,913	40,992
Deferred income tax liability	12	72,500	35,215
Total non-current liabilities		328,391	240,221
Total liabilities		379,506	288,186

SHAREHOLDERS' EQUITY
Share capital	13	2,340,801	2,334,199
Contributed surplus		110,077	108,315
Deficit		(1,139,202)	(1,234,241)
Total shareholders' equity		1,311,676	1,208,273
Total liabilities and shareholders' equity		$1,691,182	$1,496,459

Commitments (note 21)

See accompanying Notes to the Consolidated Financial Statements

On behalf of the Board of Directors of Advantage Oil & Gas Ltd.:

Paul G. Haggis, Director	Andy J. Mah, Director

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Consolidated Statement of Comprehensive Income (Loss)

		Year ended
		December 31
(thousands of Canadian dollars, except for per share amounts)	Notes	2017	2016

Natural gas and liquids sales	16	$231,764	$161,933
Royalty expense		(6,387)	(4,900)
Natural gas and liquids revenue		225,377	157,033

Operating expense		(21,729)	(20,358)
Transportation expense		(34,517)	(6,982)
General and administrative expense	17	(7,165)	(7,469)
Share based compensation	15	(5,119)	(3,281)
Depreciation expense	8	(117,945)	(116,232)
Exploration and evaluation expense	7	(168)	-
Finance expense	18	(7,882)	(10,250)
Gains (losses) on derivatives	9	101,152	(13,687)
Other income		320	878
Income (loss) before taxes		132,324	(20,348)
Income tax recovery (expense)	12	(37,285)	4,614
Net income (loss) and comprehensive income (loss)		$95,039	$(15,734)

Net income (loss) per share	14
Basic		$0.51	$(0.09)
Diluted		$0.50	$(0.09)

See accompanying Notes to the Consolidated Financial Statements

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Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2016		$2,334,199	$108,315	$(1,234,241)	$1,208,273
Net income and comprehensive income		-	-	95,039	95,039
Share based compensation	15	-	8,364	-	8,364
Settlement of Performance Awards	13, 15(b)	5,374	(5,374)	-	-
Exercise of Stock Options	13, 15(a)	1,228	(1,228)	-	-
Balance, December 31, 2017		$2,340,801	$110,077	$(1,139,202)	$1,311,676

(thousands of Canadian dollars)	Notes	Share capital	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2015		$2,236,728	$103,726	$(1,218,507)	$1,121,947
Net loss and comprehensive loss		-	-	(15,734)	(15,734)
Shares issued on financing	13	96,453	-	-	96,453
Share based compensation	15	-	5,607	-	5,607
Exercise of Stock Options	13, 15(a)	1,018	(1,018)	-	-
Balance, December 31, 2016		$2,334,199	$108,315	$(1,234,241)	$1,208,273

See accompanying Notes to the Consolidated Financial Statements

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Consolidated Statement of Cash Flows
		Year ended
		December 31
(thousands of Canadian dollars)	Notes	2017	2016

Operating Activities
Income (loss) before taxes		$132,324	$(20,348)
Add (deduct) items not requiring cash:
Share based compensation	15	5,119	3,281
Exploration and evaluation expense	7	168	-
Depreciation expense	8	117,945	116,232
Unrealized (gains) losses on derivatives	9	(73,305)	66,781
Finance expense	18	7,882	10,250
Expenditures on decommissioning liability	11	(1,190)	(1,857)
Changes in non-cash working capital	20	(2,542)	567
Cash provided by operating activities		186,401	174,906

Financing Activities
Increase (decrease) in bank indebtedness	10	56,189	(133,718)
Net proceeds of equity financing	13	-	95,130
Interest paid		(7,244)	(9,034)
Cash provided by (used in) financing activities		48,945	(47,622)

Investing Activities
Payments on property, plant and equipment	8, 20	(221,223)	(121,283)
Payments on exploration and evaluation assets	7	(7,207)	(6,001)
Cash used in investing activities		(228,430)	(127,284)
Increase in cash and cash equivalents		6,916	-
Cash and cash equivalents, beginning of year		-	-
Cash and cash equivalents, end of year		$6,916	$-

See accompanying Notes to the Consolidated Financial Statements

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Notes to The Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) is an intermediate natural gas and liquids development and production corporation with a significant position in the Montney resource play located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 300, 440 – 2nd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as defined in the Chartered Professional Accountants Canada Handbook (the “CPA Canada Handbook”). The CPA Canada Handbook incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Publicly accountable enterprises, such as the Corporation, are required to apply these standards. Accordingly, these consolidated financial statements are prepared and issued under IFRS.

The accounting policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 5, 2018, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in note 3.

The methods used to measure fair values of derivative instruments are discussed in note 9.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

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3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements and notes.

(a)	Cash and cash equivalents

Cash consists of balances held with banks, and other short-term highly liquid investments with original maturities of three months or less from inception.

(b)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Corporation. Control exists when the Corporation is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii)	Joint arrangements

A portion of the Corporation’s natural gas and liquids activities involve joint operations. The consolidated financial statements include the Corporation’s share of these joint operations and a proportionate share of the relevant revenue and costs.

(c)	Financial instruments

All financial instruments are initially recognized at fair value on the Consolidated Statement of Financial Position. Measurement of financial instruments subsequent to the initial recognition, as well as resulting gains and losses, is based on how each financial instrument was initially classified. The Corporation has classified each identified financial instrument into the following categories: fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, and financial assets and liabilities at amortized cost. Fair value through profit or loss financial instruments are measured at fair value with gains and losses recognized in income immediately. Available for sale financial assets are measured at fair value with gains and losses, other than impairment losses, recognized in other comprehensive income and transferred to income when the asset is derecognized. Loans and receivables, held to maturity investments and financial assets and liabilities at amortized cost, are recognized at amortized cost using the effective interest method and impairment losses are recorded in income when incurred.

Derivative instruments executed by the Corporation to manage market risk associated with volatile commodity prices are classified as fair value through profit or loss and recorded on the Consolidated Statement of Financial Position as derivatives assets and liabilities measured at fair value. Gains and losses on these instruments are recorded as gains and losses on derivatives in the Consolidated Statement of Comprehensive Income (Loss) in the period they occur. Gains and losses on derivative instruments are comprised of cash receipts and payments associated with periodic settlement that occurs over the life of the instrument, and non-cash gains and losses associated with changes in the fair values of the instruments, which are remeasured at each reporting date and recorded on the Consolidated Statement of Financial Position.

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3.	Significant accounting policies (continued)

(d)	Property, plant and equipment and exploration and evaluation assets

(i)	Recognition and measurement

Exploration and evaluation costs

Pre-license costs are recognized in the Consolidated Statement of Comprehensive Income (Loss) as incurred.

All exploratory costs incurred subsequent to acquiring the right to explore for natural gas and liquids before technical feasibility and commercial viability of the area have been established are capitalized. Such costs can typically include costs to acquire land rights, geological and geophysical costs and exploration well costs.

Exploration and evaluation costs are not depreciated and are accumulated in cost centers by well, field or exploration area and carried forward pending determination of technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a mineral resource from exploration and evaluation assets is considered to be generally determinable when proved or probable reserves are determined to exist. Upon determination of proved or probable reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to property, plant and equipment, net of any impairment loss.

Management reviews and assesses exploration and evaluation assets to determine if technical feasibility and commercial viability exist. If Management decides not to continue the exploration and evaluation activity, the unrecoverable costs are charged to exploration and evaluation expense in the period in which the determination occurs.

Property, plant and equipment

Items of property, plant and equipment, which include natural gas and liquids properties, are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include lease acquisition, drilling and completion, production facilities, decommissioning costs, geological and geophysical costs and directly attributable general and administrative costs and share based compensation related to development and production activities, net of any government incentive programs.

When significant parts of an item of property, plant and equipment, including natural gas and liquids properties, have different useful lives, they are accounted for as separate items (major components).

(ii)	Subsequent costs

Costs incurred subsequent to development and production that are significant are recognized as natural gas and liquids property only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in comprehensive income as incurred. Such capitalized natural gas and liquids costs generally represent costs incurred in developing proved and probable reserves and producing or enhancing production from such reserves, and are accumulated on a field or area basis. The carrying amount of any replaced or sold component is derecognized in accordance with our policies. The costs of the day-to-day servicing of property, plant and equipment are recognized in the Consolidated Statement of Comprehensive Income (Loss) as incurred.

(iii)	Depreciation

The net carrying value of natural gas and liquids properties is depreciated using the units-of-production (“UOP”) method by reference to the ratio of production in the period to the related proved and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually.

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3.	Significant accounting policies (continued)

(d)	Property, plant and equipment and exploration and evaluation assets (continued)

(iv)	Dispositions

Gains and losses on disposal of an item of property, plant and equipment, including natural gas and liquids properties, are determined by comparing the proceeds from disposition with the carrying amount of property, plant and equipment and are recognized net within other income (expenses) in the Consolidated Statement of Comprehensive Income (Loss).

(v)	Impairment

The carrying amounts of the Corporation’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. For the purpose of impairment testing of property, plant and equipment, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, and facts and circumstances suggest that the carrying amount exceeds the recoverable amount. Exploration and evaluation assets are allocated to CGU’s or groups of CGU’s for the purposes of assessing such assets for impairment.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs of disposition. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Fair value less costs of disposition is assessed utilizing market valuation based on an arm’s length transaction between active participants. In the absence of any such transactions, fair value less costs of disposition is estimated by discounting the expected after-tax cash flows of the cash generating unit at an after-tax discount rate that reflects the risk of the properties in the cash generating unit. The discounted cash flow calculation is then increased by a tax-shield calculation, which is an estimate of the amount that a prospective buyer of the cash generating unit would be entitled. The carrying value of the cash generating unit is reduced by the deferred tax liability associated with its property, plant and equipment.

Impairment losses on property, plant and equipment are recognized in the Consolidated Statement of Comprehensive Income (Loss) as impairment of natural gas and liquids properties and are separately disclosed. An impairment of exploration and evaluation assets is recognized as exploration and evaluation expense in the Consolidated Statement of Comprehensive Income (Loss).

(e)	Decommissioning liability

A decommissioning liability is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Decommissioning liabilities are determined by discounting the expected future cash flows at a risk-free rate.

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3.	Significant accounting policies (continued)

(f)	Share based compensation

Advantage accounts for share based compensation expense based on the fair value of rights granted under its share based compensation plans.

Advantage’s Stock Option Plan (“Stock Option Plan”) authorizes the Board of Directors to grant Stock Options to service providers, including directors, officers, employees and consultants of Advantage. Compensation costs related to the Stock Options are recognized as share based compensation expense over the vesting period at fair value.

Advantage’s Restricted and Performance Award Incentive Plan provides share based compensation for service providers. Awards granted under this plan may be settled in cash or in shares. As the Corporation generally intends to settle the Awards in shares, the plan is considered and accounted for as “equity-settled”.

As compensation expense is recognized, contributed surplus is recorded until the Performance Awards vest or Stock Options are exercised, at which time the appropriate common shares are then issued to the service providers and the contributed surplus is transferred to share capital.

(g)	Revenue

Revenue from the sale of natural gas and liquids is recorded when the significant risks and rewards of ownership of the product is substantially transferred to the buyer.

(h)	Finance expense

Finance expense comprises interest expense on bank indebtedness and accretion of the discount on the decommissioning liability.

(i)	Income tax

Income tax expense or recovery comprises current and deferred income tax. Income tax expense or recovery is recognized in income or loss except to the extent that it relates to items recognized directly in shareholders’ equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to income tax payable in respect of previous years.

Deferred income tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting income nor taxable income. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Deferred income tax assets and liabilities are only offset when they are within the same legal entity and same tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.

(j)	Net income (loss) per share

Basic net income (loss) per share is calculated by dividing the net income (loss) attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is determined by adjusting the net income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as Performance Awards and Stock Options granted to service providers using the treasury stock method.

(k)	Investment tax credits

Investment tax credits relating to Scientific Research and Experimental Development claims are considered an income tax credit and are offset against our income tax expense when they become probable of realization.

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3.	Significant accounting policies (continued)

(l)	Accounting Pronouncement not yet Adopted

IFRS 9 Financial Instruments introduces a new classification and measurement requirements, impairment model and hedge accounting model. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Advantage does not anticipate any material changes or effects to our current accounting.

IFRS 15 Revenue from Contracts with Customers requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. The standard is to be adopted for annual periods beginning on or after January 1, 2018, either retrospectively or using a modified retrospective approach. Advantage has individually assessed each current and possible future revenue stream using the principles established by IFRS 15. Based on these assessments, Advantage has determined that accounting for each of its revenue streams will be substantially the same under IFRS 15 as under current IFRS standards. Advantage does not anticipate any material impacts to its current accounting from the adoption of IFRS 15.

IFRS 16 Leases requires the recognition of assets and liabilities for most leases. The standard applies to annual periods beginning on or after January 1, 2019. Under IFRS 16, lease assets and liabilities will be required to be recognized on the balance sheet for most leases, where the entity is acting as a lessee. Certain leases of low-value assets and leases with short-terms (less than 12 months) will be exempt from the balance sheet recognition requirements, and may continue to be treated as operating leases. Advantage is currently reviewing the impact of IFRS 16 on its financial statements.

4.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant estimates and judgments made in the preparation of the consolidated financial statements are outlined below.

(a)	Reserves base

The natural gas and liquids properties are depreciated on a UOP basis at a rate calculated by reference to proved and probable reserves determined in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” and incorporating the estimated future cost of developing and extracting those reserves. Proved plus probable reserves are determined using estimates of natural gas and liquids in place, recovery factors and future natural gas and liquids prices. Future development costs are estimated using assumptions as to the number of wells required to produce the reserves, the cost of such wells and associated production facilities and other capital costs.

(b)	Determination of cash generating unit

Management has determined there to be a single CGU (the “Glacier Area”) on the basis of its ability to generate independent cash flows, similar reserve characteristics, geographical location, and shared infrastructure, namely a single processing plant owned by Advantage. For purposes of assessment of impairment, management has allocated all exploration and evaluation assets to the Glacier Area CGU, on the basis of their geographic proximity.

(c)	Impairment indicators and calculation of impairment

At each reporting date, Advantage assesses whether or not there are circumstances that indicate a possibility that the carrying values of exploration and evaluation assets and property, plant and equipment are not recoverable, or impaired. Such circumstances include, but are not limited to, incidents of physical damage, deterioration of commodity prices, changes in the regulatory environment, a reduction in estimates of proved and probable reserves, or significant increases to expected costs to produce and transport reserves.

When management judges that circumstances indicate potential impairment, property, plant and equipment are tested for impairment by comparing the carrying values to their recoverable amounts. The recoverable amounts of cash generating units are determined based on the higher of value-in-use calculations and fair values less costs of disposition. These calculations require the use of estimates and assumptions, that are subject to change as new information becomes available including information on future commodity prices, expected production volumes, quantities of reserves, discount rates, future development costs and operating costs.

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4.	Significant accounting judgements, estimates and assumptions (continued)

(d)	Derivative assets and liabilities

Derivative assets and liabilities are recorded at their fair values at the reporting date, with gains and losses recognized directly into comprehensive income in the same period. The fair value of derivatives outstanding is an estimate based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are non-cash items and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

(e)	Decommissioning liability

Decommissioning costs will be incurred by the Corporation at the end of the operating life of the Corporation’s facilities and properties. The ultimate decommissioning liability is uncertain and can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, or changes in the risk-free discount rate. The expected timing and amount of expenditure can also change in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(f)	Income taxes

Income tax laws and regulations are subject to change. Deferred tax liabilities that arise from temporary differences between recorded amounts on the statement of financial position and their respective tax bases will be payable in future periods. The amount of a deferred tax liability is subject to management’s best estimate of when a temporary difference will reverse and expected changes in income tax rates. These estimates by nature involve significant measurement uncertainty.

Advantage Oil & Gas Ltd. - 15

5.	Cash and cash equivalents

	December 31, 2017	December 31, 2016
Cash at financial institutions	$6,916	$-

Cash at financial institutions earns interest at floating rates based on daily deposit rates. As at December 31, 2017, cash at financial institutions included US$0.1 million (December 31, 2016: nil). The Corporation only deposits cash with major financial institutions of high quality credit ratings.

6.	Trade and other receivables

	December 31, 2017	December 31, 2016
Trade receivables	$25,384	$25,087
Receivables from joint venture partners	1,425	581
Other	1,869	637
	$28,678	$26,305

7.	Exploration and evaluation assets

Balance at December 31, 2015	$10,071
Additions	6,001
Transferred to property, plant and equipment (note 8)	(60)
Balance at December 31, 2016	$16,012
Additions	7,207
Lease expiries	(168)
Transferred to property, plant and equipment (note 8)	(908)
Balance at December 31, 2017	$22,143

Advantage Oil & Gas Ltd. - 16

8.	Property, plant and equipment

Cost	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2015	$1,874,418	$5,482	$1,879,900
Additions	121,847	166	122,013
Change in decommissioning liability (note 11)	(2,641)	-	(2,641)
Transferred from exploration and evaluation assets (note 7)	60	-	60
Balance at December 31, 2016	$1,993,684	$5,648	$1,999,332
Additions	241,449	118	241,567
Change in decommissioning liability (note 11)	6,160	-	6,160
Transferred from exploration and evaluation assets (note 7)	908	-	908
Balance at December 31, 2017	$2,242,201	$5,766	$2,247,967

Accumulated depreciation	Natural gas and liquids properties	Furniture and equipment	Total
Balance at December 31, 2015	$428,905	$3,912	$432,817
Depreciation	115,885	347	116,232
Balance at December 31, 2016	$544,790	$4,259	$549,049
Depreciation	117,643	302	117,945
Balance at December 31, 2017	$662,433	$4,561	$666,994

Net book value	Natural gas and liquids properties	Furniture and equipment	Total
At December 31, 2016	$1,448,894	$1,389	$1,450,283
At December 31, 2017	$1,579,768	$1,205	$1,580,973

During the year ended December 31, 2017, Advantage capitalized general and administrative expenditures directly related to development activities of $4.1 million (December 31, 2016 - $3.8 million). During the year ended December 31, 2017, Advantage capitalized share based compensation directly related to development activities of $3.2 million (December 31, 2016 - $2.3 million).

Advantage included future development costs of $1.7 billion (December 31, 2016 – $1.6 billion) in property, plant and equipment costs subject to depreciation.

Advantage Oil & Gas Ltd. - 17

9.	Financial risk management

Financial instruments of the Corporation include trade and other receivables, deposits, trade and other accrued liabilities, bank indebtedness, and derivative assets and liabilities.

Trade and other receivables and deposits are classified as loans and receivables and measured at amortized cost. Trade and other accrued liabilities and bank indebtedness are all classified as financial liabilities at amortized cost. As at December 31, 2017, there were no significant differences between the carrying amounts reported on the Consolidated Statement of Financial Position and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

Fair value is determined following a three level hierarchy:

Level 1: Quoted prices in active markets for identical assets and liabilities. The Corporation does not have any financial assets or liabilities that require level 1 inputs.

Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. Such inputs can be corroborated with other observable inputs for substantially the complete term of the contract. Derivative assets and liabilities are measured at fair value on a recurring basis. For derivative assets and liabilities, pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

Level 3: Fair value is determined using inputs that are not observable. Advantage has no assets or liabilities that use level 3 inputs.

Advantage Oil & Gas Ltd. - 18

9.	Financial risk management (continued)

The Corporation’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production, and financing activities such as:

•	credit risk;

•	liquidity risk;

•	price risk; and

•	interest rate risk.

(a)	Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from natural gas and liquids marketers and companies with whom we enter into derivative contracts. The maximum exposure to credit risk is as follows:

	December 31, 2017	December 31, 2016
Trade and other receivables	$28,678	$26,305
Deposits	938	665
Derivative asset	50,870	2,178
	$80,486	$29,148

Trade and other receivables, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management’s assessment of the associated maximum exposure to such credit risk. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of counterparties that diversify risk within the sector. The Corporation’s deposits are due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk.

Substantially all of the Corporation’s trade and other receivables are due from customers concentrated in the Canadian oil and gas industry. As such, trade and other receivables are subject to normal industry credit risks. As at December 31, 2017, $0.2 million or 0.8% of trade and other receivables are outstanding for 90 days or more (December 31, 2016 - $0.4 million or 1.4% of trade and other receivables). The Corporation believes the entire balance is collectible, and in some instances has the ability to mitigate risk through withholding production or offsetting payables with the same parties. Management has not provided an allowance for doubtful accounts at December 31, 2017 or 2016.

The Corporation’s most significant customer, a Canadian oil and natural gas marketer, accounts for $19.2 million of the trade and other receivables at December 31, 2017 (December 31, 2016 - $22.2 million).

Advantage Oil & Gas Ltd. - 19

9.	Financial risk management (continued)

(b)	Liquidity risk

The Corporation is subject to liquidity risk attributed from trade and other accrued liabilities and bank indebtedness. Trade and other accrued liabilities are primarily due within one year of the Consolidated Statement of Financial Position date and Advantage does not anticipate any problems in satisfying the obligations from cash provided by operating activities and the existing credit facilities. The Corporation’s bank indebtedness is subject to $400 million credit facility agreements. Although the credit facilities are a source of liquidity risk, the facilities also mitigate liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The terms of the credit facilities are such that they provide Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Corporation regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Corporation to mitigate liquidity risk.

To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Corporation has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are offset by increased cash flows realized from the higher commodity price environment.

The timing of cash outflows relating to financial liabilities as at December 31, 2017 and 2016 are as follows:

December 31, 2017		Less than one year	One to three years	Total
Trade and other accrued liabilities		$51,004	$-	$51,004
Bank indebtedness	- principal	-	210,001	210,001
	- interest (1)	9,404	4,483	13,887
		$60,408	$214,484	$274,892

December 31, 2016		Less than one year	One to three years	Total
Trade and other accrued liabilities		$34,153	$-	$34,153
Bank indebtedness	- principal	-	153,811	153,811
	- interest (1)	6,890	3,284	10,174
		$41,043	$157,095	$198,138

(1) Interest on bank indebtedness was calculated assuming conversion of the revolving credit facility to a one-year term facility.

The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions (note 10). Under the terms of the agreements, the facilities are reviewed annually, with the next review scheduled in June 2018. The facilities are revolving and are extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one year term facilities, with the principal payable at the end of such one year terms. Management fully expects that the facilities will be extended at each annual review.

Advantage Oil & Gas Ltd. - 20

9.	Financial risk management (continued)

(c)	Price risk

Advantage’s derivative assets and liabilities are subject to price risk as their fair values are based on assumptions regarding forward commodity prices. The Corporation enters into non-financial derivatives to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes. Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact earnings. It is estimated that a 10% change in the forward AECO natural gas price used to calculate the fair value of the fixed price swap and sold call option natural gas derivatives at December 31, 2017 would result in a $4.7 million change in net income (loss) for the year ended December 31, 2017. It is estimated that a 10% change in the forward basis differential between Henry Hub and AECO natural gas prices would result in a $2.1 million change in net income (loss) for the year ended December 31, 2017. It is estimated that a 10% change in the forward Dawn natural gas price used to calculate the fair value of the fixed price swap natural gas derivatives at December 31, 2017 would result in a $3.3 million change in net income (loss) for the year ended December 31, 2017.

The Corporation’s derivative contracts are classified as Level 2 within the fair value hierarchy. As at December 31, 2017, the Corporation had the following derivative contracts in place:

Description of Derivative	Term	Volume	Price

Natural gas – AECO
Fixed price swap	April 2017 to March 2018	4,739 mcf/d	Cdn $3.27/mcf
Fixed price swap	April 2017 to March 2018	14,217 mcf/d	Cdn $3.27/mcf
Fixed price swap	November 2017 to March 2018	18,956 mcf/d	Cdn $3.22/mcf
Fixed price swap	July 2017 to March 2018	4,739 mcf/d	Cdn $3.02/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.01/mcf
Fixed price swap	July 2017 to March 2018	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	July 2017 to June 2018	14,217 mcf/d	Cdn $3.00/mcf
Fixed price swap	April 2017 to March 2018	23,695 mcf/d	Cdn $3.01/mcf
Call option sold	April 2017 to December 2018	23,695 mcf/d	Cdn $3.17/mcf (1)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.01/mcf (2)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.06/mcf (3)
Fixed price swap	October 2017 to September 2018	4,739 mcf/d	Cdn $3.01/mcf
Call option sold	October 2017 to December 2018	4,739 mcf/d	Cdn $3.11/mcf (4)
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	18,956 mcf/d	Cdn $3.00/mcf
Fixed price swap	October 2018 to March 2019	9,478 mcf/d	Cdn $3.00/mcf

(1)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.
(2)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.32/mcf.
(3)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.38/mcf.
(4)	Call option sold is only exercisable by the counterparty if AECO exceeds Cdn $3.43/mcf.

Natural gas – AECO/Henry Hub Basis Differential

Basis swap	January 2018 to September 2018	25,000 mcf/d	Henry Hub less US $0.95/mcf
Basis swap	January 2019 to December 2019	25,000 mcf/d	Henry Hub less US $0.90/mcf

Natural gas – Dawn

Fixed price swap	December 2017 to March 2018	10,000 mcf/d	US $3.45/mcf

Advantage Oil & Gas Ltd. - 21

9.	Financial risk management (continued)

(c) Price risk (continued)

Subsequent to December 31, 2017, the Corporation entered into the following derivative contracts:

Natural gas – AECO/Henry Hub Basis Differential

Basis swap	January 2021 to December 2024	5,000 mcf/d	Henry Hub less US $1.135/mcf
Basis swap	January 2021 to December 2024	2,500 mcf/d	Henry Hub less US $1.185/mcf
Basis swap	January 2021 to December 2024	17,500 mcf/d	Henry Hub less US $1.20/mcf
Basis swap	January 2020 to December 2020	5,000 mcf/d	Henry Hub less US $1.20/mcf
Basis swap	January 2020 to December 2024	15,000 mcf/d	Henry Hub less US $1.20/mcf

As at December 31, 2017, the fair value of the derivatives outstanding resulted in an asset of $50.9 million (December 31, 2016 – $2.2 million) and a liability of $0.1 million (December 31, 2016 – $24.7 million). The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

For the year ended December 31, 2017, $101.2 million was recognized in net income (loss) as a derivative gain (December 31, 2016 - $13.7 million loss). The table below summarizes the realized and unrealized gains (losses) on derivatives recognized in net income (loss).

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Realized gains on derivatives	$27,847	$53,094
Unrealized gains (losses) on derivatives	73,305	(66,781)
Gains (losses) on derivatives	$101,152	$(13,687)

(d)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The interest charged on the outstanding bank indebtedness fluctuates with the interest rates posted by the lenders. The Corporation is exposed to interest rate risk and has not entered into any mitigating interest rate hedges or swaps. Had the borrowing rate been different by 100 basis points throughout the year ended December 31, 2017, net income (loss) and comprehensive income (loss) would have changed by $1.2 million (December 31, 2016 - $1.5 million) based on the average debt balance outstanding during the year.

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9.	Financial risk management (continued)

(e)	Capital management

The Corporation manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive acquisitions; and

•	To maximize shareholder return through enhancing the share value.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, and share capital. Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Advantage’s capital structure as at December 31, 2017 and 2016 is as follows:

	December 31, 2017	December 31, 2016
Bank indebtedness (non-current) (note 10)	$208,978	$153,102
Working capital deficit	13,808	6,167
Total debt (1)	$222,786	$159,269
Shares outstanding (note 13)	185,963,186	184,654,333
Share closing market price ($/share)	$5.40	$9.12
Market capitalization	1,004,201	1,684,048
Total capitalization	$1,226,987	$1,843,317

(1) Total debt is a non-GAAP measure that includes bank indebtedness and working capital deficit.

Advantage Oil & Gas Ltd. - 23

10.	Bank indebtedness

	December 31, 2017	December 31, 2016
Revolving credit facility	$210,001	$153,811
Discount on Bankers Acceptances and other fees	(1,023)	(709)
Balance, end of year	$208,978	$153,102

As at December 31, 2017, the Corporation had reserve-based credit facilities (the "Credit Facilities") with a borrowing base of $400 million. The Credit Facilities are comprised of a $20 million extendible revolving operating loan facility from one financial institution and a $380 million extendible revolving credit facility from a syndicate of financial institutions. The revolving period for the Credit Facilities will end in June 2018 unless extended at the option of the syndicate for a further 364 day period. If not extended, the credit facility will be converted at that time into a one-year term facility, with the principal payable at the end of such one-year term. The Credit Facilities are subject to re-determination of the borrowing base semi-annually in October and June of each year, with the next annual review scheduled to occur in June 2018. There can be no assurance that the Credit Facilities will be renewed at the current borrowing base level at that time. The borrowing base is determined based on, among other things, a thorough evaluation of Advantage's reserve estimates based upon the lenders commodity price assumptions. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base. In the event that the lenders reduce the borrowing base below the amount drawn at the time of redetermination, the Corporation has 60 days to eliminate any shortfall by repaying amounts in excess of the new re-determined borrowing base. Amounts borrowed under the Credit Facilities bear interest at rates ranging from LIBOR plus 2% to 3.25% per annum, and Canadian prime or US base rate plus 1% to 2.25% per annum, in each case, depending on the type of borrowing and the Corporation’s debt to Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Undrawn amounts under the Credit Facilities bear a standby fee ranging from 0.5% to 0.8125% per annum, dependent on the Corporation’s debt to EBITDA ratio. Repayments of principal are not required prior to maturity provided that the borrowings under the Credit Facilities do not exceed the authorized borrowing base and the Corporation is in compliance with all covenants, representations and warranties. The Credit Facilities prohibit the Corporation from entering into any fixed price derivative contract, excluding basis swaps, where the term of such contract exceeds five years. Further, the aggregate of such contracts cannot hedge greater than 75% of total estimated natural gas and liquids production over the first three years and 50% over the fourth and fifth years. In addition, the Credit Facilities allow us to enter into basis swap arrangements to any natural gas price point in North America for up to 100,000 MMbtu/day with a maximum term of seven years. Basis swap arrangements do not count against the limitations on hedged production. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The Corporation did not have any financial covenants at December 31, 2017 and December 31, 2016. All applicable non-financial covenants were met at December 31, 2017 and 2016. Breach of any covenant will result in an event of default in which case the Corporation has 30 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. The Credit Facilities are collateralized by a $1 billion floating charge demand debenture covering all assets. For the year ended December 31, 2017, the average effective interest rate on the outstanding amounts under the facilities was approximately 4.5% (December 31, 2016 – 3.5%). Advantage had no letters of credit issued and outstanding at December 31, 2017 (December 31, 2016 - none).

Advantage Oil & Gas Ltd. - 24

11.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in natural gas and liquids assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2018 and 2077. A risk-free rate of 2.20% (December 31, 2016 – 2.34%) and an inflation factor of 2.0% (December 31, 2016 – 2.0%) were used to calculate the fair value of the decommissioning liability at December 31, 2017. A reconciliation of the decommissioning liability is provided below:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Balance, beginning of year	$40,992	$44,575
Accretion expense	951	915
Property acquisitions	751	-
Liabilities incurred	2,175	2,193
Change in estimates	(2,665)	(1,165)
Effect of change in risk-free rate and inflation rate factor	5,899	(3,669)
Liabilities settled	(1,190)	(1,857)
Balance, end of year	$46,913	$40,992

Advantage Oil & Gas Ltd. - 25

12.	Income taxes

The provision for income taxes is as follows:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Current income tax expense	$-	$-
Deferred income tax expense (recovery)	37,285	(4,614)
Income tax expense (recovery)	$37,285	$(4,614)

The provision for income taxes varies from the amount that would be computed by applying the combined federal and provincial income tax rates for the following reasons:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Income (loss) before taxes	$132,324	$(20,348)
Combined federal and provincial income tax rates	27.00%	27.00%
Expected income tax expense (recovery)	35,727	(5,494)
Increase (decrease) in income taxes resulting from:
Non-deductible share based compensation	2,261	1,515
Difference between current and expected tax rates	(703)	(635)
	$37,285	$(4,614)
Effective tax rate	28.18%	22.68%

The movement in deferred income tax liabilities and assets without taking into consideration the offsetting of balances within the same tax jurisdiction is as follows:

Deferred income tax liability	Property, plant and equipment	Derivative asset/liability	Total
Balance at December 31, 2015	$262,997	$11,943	$274,940
Charged (credited) to income	5,192	(18,031)	(12,839)
Balance at December 31, 2016	$268,189	$(6,088)	$262,101
Charged to income	13,522	19,793	33,315
Balance at December 31, 2017	$281,711	$13,705	$295,416

Deferred income tax asset	Decommissioning liability	Non-capital losses	Other	Total
Balance at December 31, 2015	$(12,064)	$(198,649)	$(23,075)	$(233,788)
Charged to income	991	7,200	34	8,225
Credited to equity	-	(264)	(1,059)	(1,323)
Balance at December 31, 2016	$(11,073)	$(191,713)	$(24,100)	$(226,886)
Charged (credited) to income	(1,593)	5,268	295	3,970
Balance at December 31, 2017	$(12,666)	$(186,445)	$(23,805)	$(222,916)

Net deferred income tax liability (asset)
Balance at December 31, 2015	$41,152
Credited to income	(4,614)
Credited to equity	(1,323)
Balance at December 31, 2016	$35,215
Charged to income	37,285
Balance at December 31, 2017	$72,500

Advantage Oil & Gas Ltd. - 26

12.	Income taxes (continued)

The estimated tax pools available at December 31, 2017 are as follows:

Canadian development expenses	$210,758
Canadian exploration expenses	65,994
Canadian oil and gas property expenses	14,631
Non-capital losses	690,538
Undepreciated capital cost	251,203
Capital losses	157,869
Scientific research and experimental development expenditures	32,506
Other	10,900
$1,434,399

The non-capital loss carry forward balances above expire no earlier than 2023.

No deferred tax asset has been recognized for capital losses of $158 million (December 31, 2016 – $158 million). Recognition is dependent on the realization of future taxable capital gains.

13.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at December 31, 2015	170,827,158	$2,236,728
Shares issued on financing, net of issue costs and deferred taxes	13,427,075	96,453
Shares issued on exercise of stock options (note 15(a))	400,100	-
Contributed surplus transferred on exercise of stock options (note 15(a))	-	1,018
Balance at December 31, 2016	184,654,333	$2,334,199
Shares issued on Performance Award settlement (note 15(b))	825,359	-
Contributed surplus transferred on Performance Award settlement (note 15(b))	-	5,374
Shares issued on exercise of stock options (note 15(a))	483,494	-
Contributed surplus transferred on exercise of stock options (note 15(a))	-	1,228
Balance at December 31, 2017	185,963,186	$2,340,801

On March 8, 2016, the Corporation closed an equity financing whereby 13,427,075 common shares were issued at $7.45 per share, for gross proceeds of $100 million, less $3.6 million related to $4.9 million of issuance costs net of $1.3 million of deferred taxes.

Advantage Oil & Gas Ltd. - 27

14.	Net income (loss) per share

The calculations of basic and diluted net income (loss) per share are derived from both net income (loss) and weighted average shares outstanding, calculated as follows:

	Year ended
	December 31
	2017	2016
Net income (loss)
Basic and diluted	$95,039	$(15,734)

Weighted average shares outstanding
Basic	185,641,050	182,056,120
Stock Options	389,977	-
Performance Awards	3,545,861	-
Diluted	189,576,888	182,056,120

The calculation of diluted net income (loss) per share for the year ended December 31, 2016 excludes the effects of Stock Options and Performance Awards, as their impacts would be anti-dilutive. Total weighted average shares of 866,241 and 648,037 in respect of Stock Options and Performance Awards, respectively, were excluded from the diluted net income (loss) per share calculation.

Advantage Oil & Gas Ltd. - 28

15.	Share based compensation

(a)	Stock Option Plan

Under the Stock Option Plan, service providers are granted Stock Options with exercise prices that approximate the market price of common shares at the date of grant. Share based compensation costs of the Stock Option Plan are determined using a Black-Scholes valuation model, using weighted average assumptions as follows:

Volatility	41%
Expected forfeiture rate	0.98%
Dividend rate	0%
Risk-free rate	1.05%

Volatility is based on historical stock prices at the close-of-trade-day over a historical time period.

The following tables summarize information about changes in Stock Options outstanding at December 31, 2017:

	Stock Options	Weighted-Average Exercise Price
Balance at December 31, 2015	4,031,302	$5.49
Exercised	(921,387)	4.64
Balance at December 31, 2016	3,109,915	$5.75
Exercised	(1,085,681)	$4.72
Forfeited	(18,377)	6.82
Balance at December 31, 2017	2,005,857	$6.30

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Price	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life - Years	Weighted Average Exercise Price	Number of Stock Options Exercisable	Weighted Average Exercise Price
$5.87 - $6.81	1,110,009	1.29	$5.87	1,110,009	$5.87
$6.82	895,848	2.26	6.82	584,927	6.82
$5.87 - $6.82	2,005,857	1.72	$6.30	1,694,936	$6.20

During the year ended December 31, 2017, 1,085,681 Stock Options were exercised with no cash consideration, resulting in the issuance of 483,494 common shares.

Advantage Oil & Gas Ltd. - 29

15.	Share based compensation (continued)

(b)	Performance Incentive Plan

Under the Performance Incentive Plan, service providers can be granted two types of Incentive Awards: Restricted Awards and Performance Awards. A Restricted Award is a grant denominated in a fixed number of common shares which generally vests 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary, and 1/3 on the third anniversary. A Performance Award is a grant denominated in a fixed number of common shares which vests on the third anniversary of the grant date. Performance Award grants are multiplied by a Payout Multiplier, that is determined based on Corporate Performance Measures, as approved by the Board of Directors.

As at December 31, 2017, no Restricted Awards have been granted.

The following table is a continuity of Performance Awards:

Performance Awards
Balance at December 31, 2015	666,092
Granted	661,571
Balance at December 31, 2016	1,327,663
Granted	723,676
Settlements	(402,582)
Forfeited/cancelled	(68,458)
Balance at December 31, 2017	1,580,299

During April 2017, 402,582 Performance Awards matured and were settled with no cash consideration, resulting in the issuance of 825,359 common shares, after applying the Payout Multiplier.

Share based compensation recognized by plan for the years ended December 31, 2017 and 2016 are as follows:

	Year ended
	December 31
	2017	2016
Stock Options	$355	$784
Performance Awards	8,009	4,823
Total share based compensation	8,364	5,607
Capitalized (note 8)	(3,245)	(2,326)
Net share based compensation expense	$5,119	$3,281

Advantage Oil & Gas Ltd. - 30

16.	Natural gas and liquids sales

	Year ended
	December 31
	2017	2016
Natural gas sales	$207,623	$145,878
Natural gas liquids sales	24,141	16,055
Total natural gas and liquids sales	$231,764	$161,933

17.	General and administrative expense (“G&A”)

	Year ended
	December 31
	2017	2016
Salaries and benefits	$8,741	$7,332
Office rent	1,069	989
Other	1,432	2,952
Total G&A	11,242	11,273
Capitalized (note 8)	(4,077)	(3,804)
General and administrative expense	$7,165	$7,469

18.	Finance expense

	Year ended
	December 31
	2017	2016
Interest on bank indebtedness (note 10)	$6,931	$9,335
Accretion of decomissioning liability (note 11)	951	915
Total finance expense	$7,882	$10,250

19.	Related party transactions

Key management compensation

The compensation paid or payable to officers and directors is as follows:

	Year ended December 31, 2017	Year ended December 31, 2016
Salaries, director fees and short-term benefits	$2,495	$2,111
Share based compensation (1)	4,300	2,676
	$6,795	$4,787

(1) Represents the grant date fair value of Performance Awards and Stock Options granted.

As at December 31, 2017, there is a commitment of $2.9 million (December 31, 2016 - $2.2 million) related to change of control or termination of employment of officers.

Advantage Oil & Gas Ltd. - 31

20.	Supplementary cash flow information

Changes in non-cash working capital is comprised of:

	Year ended
	December 31
	2017	2016
Source (use) of cash:
Trade and other receivables	$(2,373)	$(12,417)
Prepaid expenses and deposits	79	285
Trade and other accrued liabilities	16,850	11,103
	$14,556	$(1,029)

Related to operating activities	$(2,542)	$567
Related to financing activities	-	-
Related to investing activities	17,098	(1,596)
	$14,556	$(1,029)

21.	Commitments

Advantage has lease commitments relating to office buildings of $1.8 million (December 31, 2016 - $3.0 million) and transportation commitments of $384.9 million (December 31, 2016 - $180.2 million). The estimated remaining annual minimum payments are as follows:

	December 31
	2017	2016
2017	$-	$26,067
2018	47,327	27,338
2019	51,316	28,519
2020	49,941	21,850
2021	45,997	17,892
2022	43,885	17,566
2023 and thereafter	148,239	43,980
Total commitments	$386,705	$183,212

Advantage Oil & Gas Ltd. - 32

Directors

Jill T. Angevine (1)(3)

Stephen E. Balog (1)(2)(3)

Grant B. Fagerheim (2)(3)

Paul G. Haggis (1)(2)(3)

Andy J. Mah

Ronald A. McIntosh (2)(3)

(1) Member of Audit Committee

(2) Member of Reserve Evaluation Committee

(3) Member of Human Resources, Compensation & Corporate Governance Committee

Officers

Andy J. Mah, President and CEO

Craig Blackwood, Vice President, Finance and CFO

Neil Bokenfohr, Senior Vice President

Corporate Secretary

Jay P. Reid, Partner

Burnet, Duckworth and Palmer LLP

Auditors

PricewaterhouseCoopers LLP

Bankers

The Bank of Nova Scotia

National Bank of Canada

Royal Bank of Canada

Canadian Imperial Bank of Commerce

The Bank of Tokyo-Mitsubishi UFJ, Ltd., Canada Branch

Alberta Treasury Branches

Wells Fargo Bank N.A., /Canada Branch

Independent Reserve Evaluators

Sproule Associates Limited

Legal Counsel

Burnet, Duckworth and Palmer LLP

Transfer Agent

Computershare Trust Company of Canada

Abbreviations

bbls            - barrels

bbls/d        - barrels per day

boe             - barrels of oil equivalent (6 mcf = 1 bbl)

boe/d         - barrels of oil equivalent per day

mcf             - thousand cubic feet

mcf/d         - thousand cubic feet per day

mmcf          - million cubic feet

mmcf/d      - million cubic feet per day

mcfe           - thousand cubic feet equivalent (1 bbl = 6 mcf)

mcfe/d       - thousand cubic feet equivalent per day

bcf              - billion cubic feet

gj                - gigajoules

NGLs         - natural gas liquids

WTI           - West Texas Intermediate

Corporate Office

300, 440 – 2nd Avenue SW

Calgary, Alberta T2P 5E9

(403) 718-8000

Contact Us

Toll free: 1-866-393-0393

Email: ir@advantageog.com

Visit our website at www.advantageog.com

Stock Exchange Trading Symbol

(Toronto Stock Exchange and New York Stock Exchange)

Shares: AAV

Advantage Oil & Gas Ltd. - 33